Exhibit 12.1
DAVITA INC.
RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended March 31, 2018	Year ended December 31,
		2017	2016	2015	2014	2013
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$301,752	$1,399,786	$1,623,105	$688,387	$1,094,322	$692,438
Add:
Debt expense	113,516	430,634	414,116	408,380	410,223	429,938
Interest portion of rent expense	46,856	171,842	154,901	143,311	130,640	120,398
Less: Noncontrolling interests	(40,088)	(175,176)	(159,404)	(158,304)	(140,949)	(124,438)
	120,284	427,300	409,613	393,387	399,914	425,898
	$422,036	$1,827,086	$2,032,718	$1,081,774	$1,494,236	$1,118,336
Fixed charges:
Debt expense	113,516	430,634	414,116	408,380	410,223	429,938
Interest portion of rent expense	46,856	171,842	154,901	143,311	130,640	120,398
Capitalized interest	6,121	19,176	12,990	9,723	7,888	6,408
	$166,493	$621,652	$582,007	$561,414	$548,751	$556,744
Ratio of earnings to fixed charges	2.53	2.94	3.49	1.93	2.72	2.01